Filed by MFS Municipal Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:

abrdn National Municipal Income Fund
File No.: 811-07410

Date: December 12, 2025

Press Release

 12 December 2025

Aberdeen enters into agreement with MFS and Proposed as Manager of Closed End Funds totalling $2bn

Aberdeen Investments (‘Aberdeen’), the global specialty asset manager, has reached an agreement with MFS to acquire certain assets related to MFS’ business of providing investment management services to closed end funds totalling $2bn as of September 30, 2025. Subject to certain conditions and fund shareholder approvals, Aberdeen would be appointed manager of two US closed-end funds (CEFs) resulting from the consolidation of nine (9) CEFs managed by MFS and one CEF managed by Aberdeen.

The CEFs proposed to be managed by Aberdeen will stand to benefit from significant scale, creating a springboard for potential future growth:

-	Four MFS municipal bond CEFs and one Aberdeen municipal bond CEF, the abrdn National Municipal Income Fund (NYSE American: VFL), will be consolidated to create a c.$1bn AUM municipal bond fund
-	Five MFS taxable fixed income CEFs will be consolidated to create a c.$1.2bn AUM multi-sector fixed income CEF (including investments in private credit)

As one of the largest global managers, with $26.1bn AUM as of September 30, 2025 in CEFs (excluding this transaction), Aberdeen is well placed to support consolidation in the sector, delivering larger funds that benefit from economies of scale and that offer greater liquidity for investors. No staff or corporate entities will transfer as part of the transaction, and the acquisition is income accretive from year one.

Alan Goodson, Head of Product - Americas, Aberdeen Investments, adds:

Filed by MFS Municipal Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:

abrdn National Municipal Income Fund
File No.: 811-07410

Date: December 12, 2025

Press Release

“This is an exciting opportunity to bring our institutional expertise and leadership in fixed income and private credit to US retail investors through a liquid, closed end fund structure. The consolidated funds, which will be managed by Aberdeen’s Global Head of Fixed Income, Jonathan Mondillo, will offer meaningful scale and concentrate on Aberdeen’s core areas of expertise, where we see clear potential for continued growth. Given MFS’ tenure in the US funds space, we are proud they have chosen Aberdeen for this agreement.”

Jonathan Mondillo, Global Head of Fixed Income, Aberdeen Investments, says:

“It is my pleasure to lead the management of these funds in areas where we see clear potential for growth, add value, and showcase the importance of active management. The consolidated funds will come with scale and with ample potential for future growth. The multi-sector fund, will mark Aberdeen’s first U.S. foray into this segment of the market, investing across a range of bond sectors and allocating to private credit to in an effort deliver a high level of income and risk adjusted returns.

Ends

Media enquiries

Caroline Wolf

Prosek Partners

cwolf@prosek.com

646-818-9210

Notes to editors:

About Aberdeen Investments:

Aberdeen Investments is a global specialist asset manager that focuses on areas where we have both strength and scale across public and private markets, including credit, specialist equities and real assets.

Filed by MFS Municipal Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:

abrdn National Municipal Income Fund
File No.: 811-07410

Date: December 12, 2025

Press Release

Our teams collaborate across regions, asset classes and specialisms, connecting diverse perspectives and working with clients to identify investment opportunities that suit their needs.

As of September 30, 2025, Aberdeen Investments had approximately $515 billion in assets under management. Moreover, closed-end funds are an important element of Aberdeen Investments’ client base in the U.S. and globally, managing 15 U.S. closed-end funds and 13 non-U.S. closed-end funds, totaling $26.1 billion in assets as of September 30, 2025.

www.aberdeeninvestments.com

Important Information

Aberdeen Investments Global is the trade name of Aberdeen's investments business, herein referred to as "Aberdeen Investments" or "Aberdeen". In the United States, Aberdeen Investments refers to the following affiliated, registered investment advisers: abrdn Inc., abrdn Investments Limited, and abrdn Asia Limited.

MFS is a registered investment adviser. As of November 30, 2025, MFS had approximately $655.2 billion in assets under management.

The information in this press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed combination, the Acquiring Fund plans to file with the SEC a combined prospectus/proxy statement. When the prospectus/proxy statement becomes available, shareholders are

Filed by MFS Municipal Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:

abrdn National Municipal Income Fund
File No.: 811-07410

Date: December 12, 2025

Press Release

advised to read it because it will contain important information about the proposed transaction and related matters. The prospectus/proxy statement, when available, will be available for free at the SEC’s website www.sec.gov.

Closed-end funds are traded on the secondary market through one of the stock exchanges. A Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that a Fund will achieve its investment objective. Past performance does not guarantee future results.

The value at which a closed-end fund stock trades on a stock exchange is a function of external market factors that are not under the control of the Fund’s Board or Investment Advisor. Closed-end Fund shares may therefore trade at a premium or a discount to net asset value at any given time. Shareholders should be aware that a fund trading at a premium to net asset value may not be sustainable, and a fund’s discount to net asset value can widen as well as narrow. Shareholders of a fund trading at a premium who participate in that fund’s dividend reinvestment plan should note the reinvestment of distributions may occur at a premium to net asset value.